UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Translation of registrant’s name into English)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Change of Authorized Shares

On April 7, 2023, the Board of Directors (the “Board”) of EZGO Technologies Ltd., a British Virgin Islands business company (the “Company”), approved a change of the maximum number of shares that the Company is authorized to issue (the “Change of Authorized Shares”) from 100,010,000 shares divided into two classes as follows: (i) up to 100,000,000 ordinary shares with a par value of US$0.001 each, and (ii) up to 10,000 preferred shares of no par value, to 500,010,000 shares divided into two classes as follows: (a) up to 500,000,000 ordinary shares with a par value of US$0.001 each, and (b) up to 10,000 preferred shares of no par value, and an amendment and restatement of the Company’s Amended and Restated Memorandum and Articles of Association (the “Amended and Restated Charter”) to reflect the Change of Authorized Shares, effective April 11, 2023. A copy of the Amended and Restated Charter is attached hereto as Exhibit 3.1 and is incorporated by reference herein.

Tianjin Jiahao Transaction

As previously disclosed in the Current Report on Form 6-K of the Company filed with the Securities and Exchange on February 16, 2023, on February 13, 2023, Jiangsu EZGO Electric Technologies Co., Ltd. (the “VIE”), the variable interest entity of the Company, and Tianjin Jiahao Bicycle Co., Ltd. (“Tianjin Jiahao”), a wholly-owned subsidiary of the VIE, entered into an equity transfer agreement (the “Agreement”) with Sutai (Tianjin) Packaging Materials Co., Ltd. (the “Buyer”) for the transfer of 100% of the equity interests of Tianjin Jiahao from the VIE to the Buyer for an aggregate cash consideration of RMB 44 million (approximately US$6,454,831). Pursuant to the Agreement, the Buyer paid RMB 4 million (approximately US$586,803) as an advance payment on the date of signing of the Agreement. In addition, the Buyer is required to pay (i) RMB 20 million (approximately US$2,934,014) as a first installment payment within 20 business days after the transfer of all 100% of the equity interests of Tianjin Jiahao to a special purpose vehicle (the “SPV”), but no later than March 31, 2023, (ii) RMB 8 million (approximately US$1,173,606) as a second installment payment after the completion of the government record filing of a 100% equity transfer of the SPV to the Buyer (i.e. industrial and commercial change registration), but before May 10, 2023 and (iii) the remaining RMB 12 million (approximately US$1,760,408) and a capital occupation fee at an simple interest of 6% per annum as the third installment payment, payable quarterly, for a period of two years from August 10, 2023 to May 10, 2025. The actual control person of the Buyer will provide a liability guarantee for the second and third installment payments. The Buyer has also agreed to pledge 25% of Tianjin Jiahao’s equity interests to the VIE or its designee by June 30, 2023, to secure the payment of all amounts due and payable by the Buyer, which pledge will expire on May 10, 2025.

On April 10, 2023, all 100% of the equity interests of Tianjin Jiahao was transferred to the SPV and the Buyer paid RMB 20 million (approximately US$2,934,014) as a first installment payment.

All U.S. Dollar amounts provided in this Current Report on Form 6-K are based on the currency exchange rate on February 13, 2023 of 6.8166 RMB to 1 USD.

EXHIBIT INDEX

Exhibit	Description
3.1	Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZGO Technologies Ltd.

By:	/s/ Jianhui Ye
Name:	Jianhui Ye
Title:	Chief Executive Officer

Date: April 11, 2023

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